UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

GoodRx Holdings, Inc.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)
38246G108
(CUSIP Number)

Douglas Hirsch
c/o GoodRx Holdings, Inc.
2701 Olympic Boulevard
Santa Monica, CA 90404
(855) 268-2822
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
August 23, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.
_____________
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 38246G108	13D	Page 1 of 6 pages

1	Names of Reporting Persons Douglas Hirsch
2	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [ ]
6	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 9,042,037
	8	Shared Voting Power 0
	9	Sole Dispositive Power 9,042,037
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,042,037
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
13	Percent of Class Represented by Amount in Row (11) 9.8%
14	Type of Reporting Person IN

CUSIP No. 38246G108	13D	Page 2 of 6 pages

Item 1.     Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the shares of Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”), of GoodRx Holdings, Inc., a Delaware corporation (the “Issuer”), whose principal executive office is located at 2701 Olympic Boulevard, Santa Monica, CA 90404.
Item 2.    Identity and Background.

The Schedule 13D is being filed by Douglas Hirsch (the “Reporting Person”), a citizen of the United States. The business address of the Reporting Person is c/o GoodRx Holdings, Inc., 2701 Olympic Boulevard, Santa Monica, CA 90404. The Reporting Person’s present principal occupation is Chief Mission Officer of the Issuer and a member of the Issuer’s Board of Directors (the “Board”).
During the last five years, the Reporting Person has not been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration.

The securities reported as beneficially held in this Schedule 13D were acquired or will be acquired pursuant to the vesting and/or settlement of a portion of the 2020 RSU Awards (as defined below), which were granted to the Reporting Person, a co-founder and executive officer of the Issuer, by the Board as stock-based employee compensation. Item 4 provides a summary of the 2020 RSU Awards and is incorporated herein by reference.

Item 4.    Purpose of Transaction.

2020 RSU Awards

On September 11, 2020, the Board granted the Reporting Person restricted stock units (“RSUs”) that became effective on September 25, 2020 in connection with the closing of the Issuer’s initial public offering. As a result, the Reporting Person received (i) 8,211,022 RSUs that vest based on the achievement of stock price goals ranging from $6.07 per share to $51.28 per share of the Class A Common Stock, subject to continued employment through the vest date (the “Performance-Vesting Founder Awards”) and (ii) 4,105,511 RSUs that vest in equal quarterly installments over four years, subject to continued employment through the vest date (the “Time-Vesting Founder Awards” and together with the Performance-Vesting Founder Awards, the “2020 RSU Awards”). Pursuant to their terms, each 2020 RSU Award represents a contingent right to receive one share of the Issuer’s Class B common stock, par value $0.0001 per share (the “Class B Common Stock” and together with the Class A Common Stock, the “Common Stock”). Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of the Class A Common Stock or upon the earliest to occur of (1) the first date on which the aggregate number of outstanding shares of Class B Common Stock ceases to represent at least 10% of the then-outstanding shares of the Common Stock, (2) the transfer of such share of Class B Common Stock, other than certain permitted transfers, or (3) September 25, 2027.

Pursuant to its terms, any Performance-Vesting Founder Award that vests will settle on the third anniversary after the applicable vesting date or, if earlier, upon a qualifying change in

CUSIP No. 38246G108	13D	Page 3 of 6 pages

control event. On October 22, 2020, 7,845,361 of the Performance-Vesting Founder Awards vested and will settle on October 22, 2023 (the “Settlement Date”). On the Settlement Date, the Issuer plans to withhold shares and remit taxes on the Performance-Vesting Founder Awards on behalf of the Reporting Person. The amount of tax withholding obligations is to be determined based on the price of the Class A Common Stock and the applicable tax withholding rates on the Settlement Date.

General
    The Reporting Person acquired or will acquire the securities described in this Schedule 13D pursuant to the 2020 RSU Awards as a co-founder and executive officer of the Issuer, and he intends to review his investments in the Issuer on a continuing basis. Any actions the Reporting Person might undertake will be dependent upon the Reporting Person’s review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.
The Reporting Person may acquire additional securities of the Issuer or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Person, including in his capacity as a co-founder of the Issuer and as Chief Mission Officer and a member of the Board, may engage in discussions with management, the Board, and other securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Class A Common Stock; security offerings and/or stock repurchases by the Issuer; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Board.
To facilitate his consideration of such matters, the Reporting Person may retain consultants and advisors and may enter into discussions with potential sources of capital and other third parties. The Reporting Person may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. The Reporting Person will likely take some or all of the foregoing steps at preliminary stages in his consideration of various possible courses of action before forming any intention to pursue any particular plan or direction.
    Other than as described above, the Reporting Person does not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Person may change his purpose or formulate different plans or proposals with respect thereto at any time.
Item 5.    Interest in Securities of the Issuer.
(a) – (b)
•Amount beneficially owned: 9,042,037
•Percent of Class: 9.8%
•Number of shares the Reporting Person has:
oSole power to vote or direct the vote: 9,042,037

CUSIP No. 38246G108	13D	Page 4 of 6 pages

oShared power to vote: 0
oSole power to dispose or direct the disposition of: 9,042,037
oShared power to dispose or direct the disposition of: 0
    The share amount reported herein consists of (i) 940,081 shares of Class A Common Stock, (ii) 256,595 shares of Class A Common Stock underlying Time-Vesting Founder Awards that will vest within 60 days of the date hereof, and (iii) 7,845,361 shares of Class A Common Stock underlying Performance-Vesting Founder Awards that will settle within 60 days of the date hereof.
    The above percentage is based on 92,215,653 shares of Class A Common Stock, which consist of (i) 84,113,697 shares of Class A Common Stock outstanding as of August 1, 2023, as provided by the Issuer, and (ii) 8,101,956 shares of Class A Common Stock underlying 2020 RSU Awards that will settle within 60 days of the date hereof.

(c)    Except as described in Item 4, during the past 60 days, the Reporting Person has not effected any transactions with respect to the Class A Common Stock.

(d)    None.

(e)    Not applicable.
Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
    Item 4 provides certain descriptions of the 2020 RSU Awards, which do not purport to be complete and are qualified in their entirety by the full text of the agreements that govern each of the 2020 RSU Awards. A copy of each such agreement is attached as an exhibit to this Schedule 13D and is incorporated herein by reference.
Except as set forth herein, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

CUSIP No. 38246G108	13D	Page 5 of 6 pages

Item 7.    Materials to be Filed as Exhibits.

Exhibit Number	Description
1
Form of Time-Vesting Restricted Stock Unit Award Agreement (Founders) pursuant to 2020 Incentive Award Plan (incorporated by reference to Exhibit 10.3.3 to the Issuer’s Annual Report on Form 10-K filed with the SEC on March 12, 2021).

2
Form of Performance-Vesting Restricted Stock Unit Award Agreement (Founders) pursuant to 2020 Incentive Award Plan (incorporated by reference to Exhibit 10.3.4 to the Issuer’s Annual Report on Form 10-K filed with the SEC on March 12, 2021).

CUSIP No. 38246G108	13D	Page 6 of 6 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 30, 2023

By:    /s/    Douglas Hirsch
Name:    Douglas Hirsch